# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PMGC Holdings Inc., CIK 0001840563
CUSIP: 73017P201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 120 Newport Center Drive, Ste. 249, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 09/24/2024
Filed by CIK 0001982476
Persons authorized to receive notices and communications: Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP, 1185 Avenue of the Americas, 31st Floor, New York, New York (NY), 10036, (212) 658-0458

## Reporting persons
- Braeden Lichti (CIK 0001982476): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF), other (OO); sole voting power 2,733; shared voting power 0; sole dispositive power 2,733; shared dispositive power 0; aggregate amount beneficially owned 2,733 (0.19% of the class)
  Comment: Consists of (i) 1,362 shares of common stock of PMGC Holdings Inc. (the "Common Stock") held by BWL Investments Ltd., a company solely owned and controlled by Mr. Lichti, (ii) 592 shares of Common Stock held by BWL Holdings Ltd., a company solely owned and controlled by Mr. Lichti, (iii) 592 shares of Common Stock held by NorthStrive Fund II LP., a company solely owned and controlled by Mr. Lichti, (iv) 143 shares of Common Stock issuable upon exercise of stock options held by Braeden Lichti, (v) 44 shares of Common Stock issuable upon exercise of a warrant held by BWL Investments Ltd., a company solely owned and controlled by Mr. Lichti. The reported ownership of Common Stock reflects the automatic adjustment of Mr. Lichti's holdings due to a 1-for-200 reverse stock split of the Issuer's Common Stock, effective November 27, 2024, and a 1-for-7 reverse stock split of the Issuer's Common Stock, effective March 10, 2025. Mr. Lichti owns 0.19% of 1,403,734 shares of the Issuer's Common Stock issued and outstanding as of March 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: PMGC Holdings Inc.
Address of issuer's principal executive offices: 120 Newport Center Drive, Ste. 249, Newport Beach, California (CA), 92660

## Item 2. Identity and Background
Name of person filing: Braeden Lichti (the "Reporting Person" or "Mr. Lichti")
Residence or business address: c/o PMGC Holdings Inc., 120 Newport Center Drive, Ste. 249, Newport Beach, CA
Present principal occupation or employment:
The principal occupation of the Reporting Person is Chief Executive Officer of BWL Investments Ltd and NorthStrive Companies Inc., located at 620 Newport Center Drive Suite 1100, Newport Beach, California, 92660.

Mr. Lichti serves as Chairman of the Board of Directors of PMGC Holdings Inc. and as Chairman of the Board of Directors of Hydromer, Inc., located at 4715 Corporate Dr NW Suite 200, Concord, NC 28027. These positions are held through a management consulting agreement with his company, NorthStrive Companies Inc.

Mr. Lichti is also a non-employee director of Qualigen Therapeutics, Inc. located at 5857 Owens Avenue, Suite 300, Carlsbad, California 92008.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of this filing is to report that the Mr. Lichti's ownership in the Issuer has been diluted below 5% due to the issuance of additional shares by the issuer. The reporting person did not acquire or dispose of any securities, and the reduction in ownership is purely a result of dilution, not due to any voluntary action on the part of the reporting person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Lichti owns an aggregate of 2,733 shares of Common Stock of the Issuer as follows:

(i) 1,362 shares of Common Stock of PMGC Holdings Inc. held by BWL Investments Ltd., a company solely owned and controlled by Braeden Lichti;

(ii) 592 shares of Common Stock held by BWL Holdings Ltd., a company solely owned and controlled by Braeden Lichti;

(iii) 592 shares of Common Stock held by NorthStrive Fund II LP., a company solely owned and controlled by Braeden Lichti;

(iv) 143 shares of Common Stock issuable upon exercise of stock options held by Braeden Lichti; and

(v) 44 shares of Common Stock issuable upon exercise of a warrant held by BWL Investments Ltd., a company solely owned and controlled by Braeden Lichti.

Mr. Lichti owns 0.19% of the Issuer's 1,403,734 issued and outstanding Common Stock as of March 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Lichti has the sole power to vote and to dispose of the total amount of shares of Common Stock held by Mr. Lichti and the legal entities, owned and controlled by Mr. Lichti as described in Item 5(a) above.
Transactions in the class effected during the past sixty days: See Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 24, 2024, Mr. Lichti ceased to be a beneficial owner of more than five percent of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 3 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti, Self (03/28/2025)